1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2007.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 30, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

2007 THIRD QUARTERLY REPORT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1

It is hereby confirmed by the Board of Directors (the "Board"), the Board of Supervisors and the directors, supervisors and senior management of Aluminum Corporation of China Limited (the "Company") that this quarterly report contains no false representation, misleading information or material omission. The Board of the Company jointly and severally accepts full responsibility for the truthfulness, accuracy and completeness of the contents of this quarterly report.

1.2	All members of the Board attended the board meeting.

1.3	The financial report of the Company in this quarterly report has not been audited.

1.4

Mr. Xiao Yaqing, Head of the Company, Mr. Chen Jihua, Chief Financial Officer, and Ou Xiaowu, Head of the Accounting Department have declared that they guarantee the truthfulness and completeness of the financial statements in this quarterly report.

2.	COMPANY PROFILE

2.1	Principal financial data and indicators

Currency: RMB

			Change as
			of 30
			September
			2007 as
	As at 30	As at 31	compared with
	September	December	31 December
	2007	2006	2006
			(%)

Total assets (RMB)	96,160,172,806.68	78,004,316,031.13	23.28
Shareholders' equity (excluding
minority interests) (RMB)	59,191,188,708.77	44,224,737,104.23	33.84
Net assets per share (RMB)	4.59	3.80	20.79

			Change as
			compared with
		1 January	the same
		2007 to 30	period of
		September 2007	2006
			(%)

Net cash flow from operating
activities (RMB)		7,848,658,957.78
Net cash flow from operating
activities per share (RMB)		0.61

			Change in the
			reporting period
			as compared
	The reporting period	1 January	with the
	(1 July 2007 to	2007 to 30	same period
	30 September 2007)	September 2007	of 2006
			(%)

Net profit (RMB)	2,043,234,624.79	8,439,874,041.64
Basic earnings per share (RMB)	0.16	0.68
Net profit per Share after deducting
extraordinary items (RMB)	-	0.68	-
Diluted earnings per share (RMB)	0.16	0.68
Return on net assets (%)	3.89	16.06
Return on net assets after deducting
extraordinary items (%)	3.91	16.10

2.2	Number of shareholders and the top ten shareholders of circulating shares not subject to trading moratorium as at the end of the reporting period

Unit: Share

Total number of shareholders
as at 30 September 2007

Particulars about the top ten shareholders of circulating shares not subject to trading moratorium

	Number of
	circulating shares
	not subject to
Name of	trading moratorium
shareholders	held as at
(in full):	30 September 2007	Class of share

Hong Kong Securites Clearing
Company Limited	3,940,703,767	Overseas listed foreign shares
Bank of China
- Harvest Shanghai
Shenzhen 300 Index
Securities Investment Fund	10,283,903	RMB denominated ordinary shares
Industrial and Commercial
Bank of China
- UBS SDIC Core
Enterprise Equity Securities
Investment Fund	8,516,480	RMB denominated ordinary shares
China Construction Bank
- Bosera Yufu Securities
Investment Fund	8,243,860	RMB denominated ordinary shares
Shanxi Aluminum Plant	7,140,254	RMB denominated ordinary shares
China Construction Bank
First state Cinda Leading
Growth Equity Investment Fund	6,062,028	RMB denominated ordinary shares
Industrial and Commercial
Bank of China
- Shanghai 50 ETF Securities
Investment Fund	5,715,050	RMB denominated ordinary shares
Shanxi Haixin Industrial Co., Ltd.	5,414,723	RMB denominated ordinary shares
China Merchants Bank
- Huafu Growth Trend
Equity Securities Investment Fund	4,000,000	RMB denominated ordinary shares
Agricultural Bank of China
- China Post Growth Equity
Securities Investment Fund	3,716,252	RMB denominated ordinary shares

3.	SIGNIFICANT EVENTS

3.1	Material changes in major accounting items and financial indicators and the reasons therefor

Applicable	Not Applicable

3.2	Significant events and their effect and analysis on solutions

Applicable	Not Applicable

3.3	Implementation of undertakings by the Company, its shareholders and de facto controller

Applicable	Not Applicable

The Company is conducting the merger of Baotou Aluminum by way of share swap to implement the undertaking by the controlling shareholder for the purpose of resolving competition issue and the injection of quality assets into the Company.

3.4

Warning on any potential loss in accumulated net profit for the period from the beginning of the year to the end of next reporting period or any material change from the corresponding period of last year and the reason thereof

Applicable	Not Applicable

3.5	Other significant events necessary for explanation

3.5.1	Shares of other listed companies held by the Company

Applicable	Not Applicable

			Number of	Percentage	Initial
			shares held	to its equity	investment
No.	Stock code	Name	(shares)	interest	cost	Ledger
				(%)	(RMB)

1	000612	Jiaozuo Wanfang	139,151,100	29	247,454,107.08	Long-term
			shares			equity investment
Total			-	-	247,454,107.08

3.5.2	Shares of other non-listed financial companies and companies to be listed held by the Company

Applicable	Not Applicable

Aluminium Corporation of China Limited
Legal representative: Xiao Yaqing

4	Appendix:

Consolidated Balance Sheet
As at 30 September 2007

Prepared by: Aluminium Corporation of China Limited

Unit: RMB, Unaudited

Items	Closing balance	Opening balance

Current assets:
Bank balance and cash	13,712,077,185.79	12,802,775,323.59
Clearing provision
Interbank lending
Trading financial assets	27,024,072.95
Notes receivable	1,998,221,806.18	1,569,730,430.99
Accounts receivable	1,334,464,915.47	456,432,263.72
Prepayments	1,520,021,244.55	1,072,102,884.93
Premiums receivable
Reinsurance accounts receivable
Reinsurance contracts
provision receivable
Interest receivable	42,862.58
Dividend receivable		23,672,680.88
Other receivables	450,301,475.56	468,534,720.49
Purchases of resold financial assets
Inventory	11,568,522,826.04	9,036,381,191.49
Non-current assets due
within one year	18,000,000.00
Other current assets	224,699,934.97	110,943,759.59

Total current assets	30,853,376,324.09	25,540,573,255.68

Non-current assets:
Loans and advances
Financial assets available for sale	25,625,597.02	18,182,000.00
Held-to-maturity investment
Long-term receivables
Long-term investment in equity	1,155,355,250.59	1,849,019,705.13
Investment properties
Fixed assets	45,822,115,441.35	44,127,378,172.26
Construction in progress	10,897,883,149.51	4,162,982,718.77
Construction materials	287,850,580.88	249,063,122.29
Disposals of fixed assets
Biological assets for production
Fuel assets
Intangible assets	1,107,812,145.36	1,056,180,360.99
Development expenditure
Goodwill	4,897,092,276.53	406,686,943.00
Long-term deferred expenses	171,532,774.61	187,333,822.01
Deferred income tax assets	709,529,266.74	406,915,931.00
Other non-current assets	232,000,000.00
Total non-current assets	65,306,796,482.59	52,463,742,775.45

Total assets	96,160,172,806.68	78,004,316,031.13

Current liabilities:
Short-term borrowings	2,677,806,192.42	2,762,040,000.00
Borrowing from PBOC
Customer and interbank deposits
Interbank borrowing
Trading of financial liabilities		5,702,686.00
Notes payable	33,160,000.00	48,010,000.00
Account payables	4,524,396,895.12	4,947,837,877.47
Payments received in advance	1,536,053,743.65	1,207,445,277.62
Sales of repurchased financial assets
Fees and commissions payable
Staff remuneration payables	265,579,408.90	1,220,816,670.29
Taxes payable	1,610,470,934.08	2,178,033,921.56
Interest payable
Dividend payable	5,980,135.74	40,808,396.83
Other payables	1,506,099,376.66	1,620,159,114.61
Reinsurance accounts payable
Insurance contract reserve
Payment for agent of trading securities
Payment for agent of
underwriting securities
Non-current liabilities due
within one year	1,834,698,400.00	2,350,818,197.50
Other current liabilities	5,644,411,839.41	5,149,276,752.98

Total current liabilities	19,638,656,925.98	21,530,948,894.86

Non-current liabilities:
Long-term borrowing	11,539,923,200.00	8,480,736,481.25
Bonds payable	2,006,145,000.00
Long-term payables
Special payables	102,976,758.00
Accrued Liabilities
Deferred income tax liabilities	179,109,019.85	197,069,934.00
Other non-current liabilities	37,205,100.00	29,632,100.00
Total non-current liabilities	13,865,359,077.85	8,707,438,515.25

Total liabilities	33,504,016,003.83	30,238,387,410.11

Owner's equity
(or shareholders' equity):
Paid-up capital (or share capital)	12,886,607,892.00	11,649,876,153.00
Capital reserve	16,774,333,463.56	10,009,225,494.58
Less: Treasury stock
Surplus reserve	4,635,696,425.85	4,635,695,425.71
Preparations for general risks
Undistributed profit	24,894,550,927.36	17,929,940,030.94
Difference from translation of
foreign currency statement
Total equity attributable
to the equity holders
of the Company	59,191,188,708.77	44,224,737,104.23
Minority interests	3,464,968,094.08	3,541,191,516.79
Total owner's equity	62,656,156,802.85	47,765,928,621.02

Total liabilities and owner's equity	96,160,172,806.68	78,004,316,031.13

Company Legal Representative:	Person-in-charge of accounting:	Head of Accounting Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

Balance Sheet of the Parent Company
As at 30 September 2007

Prepared by: Aluminium Corporation of China Limited

Unit: RMB, Unaudited

Items	Closing balance	Opening balance

Current assets:
Bank balance and cash	10,567,136,818.43	9,982,830,776.56
Trading financial assets
Notes receivable	1,532,087,546.11	847,714,042.52
Accounts receivable	2,298,282,826.81	821,523,248.79
Prepayments	451,668,647.08	143,588,378.40
Interest receivable
Dividend receivable	4,367,610.04	28,040,290.92
Other receivables	1,236,650,427.49	1,129,858,845.18
Inventory	8,530,753,530.66	6,111,463,955.36
Non-current assets due within one year
Other current assets	71,254,062.44	44,362,280.93

Total current assets	24,692,201,469.06	19,109,381,818.66

Non-current assets:
Financial assets available for sale	177,000,000.00
Held-to-maturity investment
Long-term receivables
Long-term equity investment	5,733,124,650.09	6,074,255,000.00
Investment properties
Fixed assets	35,477,360,768.90	30,531,543,572.61
Construction-in-progress	7,884,668,520.40	3,525,026,704.21
Construction materials	238,642,755.29	189,511,554.93
Disposal of fixed asset
Biological assets for production
Fuel assets
Intangible assets	448,583,624.49	388,924,643.14
Development expenditure
Goodwill	4,897,092,276.53	406,686,941.50
Long-term deferred expenses	166,421,171.43	186,168,031.05
Deferred income tax assets	415,403,902.05	307,106,054.00
Other non-current assets
Total non-current assets	55,438,297,669.18	41,609,222,501.44

Total assets	80,130,499,138.24	60,718,604,320.10

Current liabilities:
Short-term borrowings	666,000,000.00
Trading of financial liabilities
Notes payable	33,150,000.00
Account Payables	3,661,117,842.39	3,723,157,750.21
Payments received in advance	765,965,240.43	426,587,737.92
Staff remuneration payables	172,525,847.54	1,014,860,640.37
Taxes payable	1,290,737,238.08	1,844,958,829.56
Interest payable
Dividend payalbe	3,665,490.93	24,921,082.51
Other payables	1,332,797,102.20	1,272,850,302.92
Non-current liabilities due
within one year	1,613,098,400.00	2,229,218,197.50
Other current liabilities	5,579,376,687.25	5,085,619,794.12

Total current liabilities	15,118,433,848.82	15,622,174,335.11

Non-current liabilities:
Long-term borrowing	4,958,723,200.00	3,210,936,481.25
Bonds payable	2,006,145,000.00
Long-term payables
Special payables	102,976,758.00
Provisions for payables
Deferred income tax liabilities	152,404,659.63	192,960,330.00
Other non-current liabilities	37,205,100.00	29,635,100.00
Total non-current liabilities	7,257,454,717.63	3,433,531,911.25

Total liabilities	22,375,888,566.45	19,055,706,246.36

Owner's equity
(or shareholders' equity):
Paid-up capital (or share capital)	12,886,607,892.00	11,649,876,153.00
Capital reserve	16,774,333,463.56	10,009,225,494.58
Less: Treasury stock
Surplus Reserve	4,635,696,425.85	4,635,695,425.71
Undistributed profit	23,457,972,790.38	15,368,101,000.45
Total owner's
(or shareholders') equity	57,754,610,571.79	41,662,898,073.74

Total liabilities and Owner's equity
(or shareholders' equity)	80,130,499,138.24	60,718,604,320.10

Company Legal Representative:	Person-in-charge of accounting:	Head of Accounting Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

Consolidated income statement
January-September 2007

Prepared by: Aluminium Corporation of China Limited

Unit: RMB Unaudited

Amount from
			Amount from	the beginning
			the beginning	of last year to
			of the year to	the end of
		Amount for	the end of	the last
	Amount for	the previous	reporting period	reporting period
	the period	period	(January-	(January-
Items	(July-September)	(July-September)	September)	September)

I.	Total revenue from
	operations	17,961,032,015.86	54,574,879,860.46
including:	revenue from
	operations	17,961,032,015.86	54,574,879,860.46
	Interest income
	Premiums earned
	Income from fee
	and commission
II.	Total cost of operations	14,825,403,313.64	42,797,795,348.68
including:	cost of operations	13,693,014,752.26	39,766,455,538.74
	Interest payments
	Fee and commission
	expenses
	Surrender value
	Net expenditure for
	compensation
	payments
	Net drawing on
	provision for
	insurance contracts
	Expenditures for
	insurance policy
	dividend
	Reinsurance costs
	Business tax
	and surcharge	134,475,560.75	402,611,353.86
	Selling expenses	300,794,295.00	783,286,697.34
	Administrative
	expenses	529,318,230.07	1,338,797,489.37
	Finance expenses	169,382,004.29	509,848,292.23
	Impairment loss	-1,581,528.73	-3,204,022.86
Add:	Gain from change
	in fair value	-35,185,532.07	31,861,771.71
	(loss is represented
	by "-")	83,012,531.93	240,355,688.36
Including:	Gains from investment
	in associates and
	joint ventures	54,358,030.39	204,056,425.66
	Gains from foreign
	currencies exchange
	(loss is represented
	by "-")
III.	Operating profit
	(loss is represented by "-")	3,183,455,702.08	12,049,301,971.85
Add:	Non-operating income	38,889,584.91	43,269,915.98
Less:	Non-operating expenses	58,071,616.10	76,788,184.84
Including:	Loss from disposal
	of non-current assets	39,254,490.62	42,175,809.70
IV.	Total profit
	(loss is represented by "-")	3,164,273,670.89	12,015,783,702.99
Less:	Income tax	905,584,101.65	2,600,374,695.87
V.	Net profit
	(loss is represented by "-")	2,258,689,569.24	9,415,409,007.12
	Net profit attributable
	to the Company	2,043,234,624.79	8,439,874,041.64
	Minority interests	215,454,944.45	975,534,965.48
VI.	Earnings per share (RMB):
	i) Basic earnings per share	0.16	0.68
	ii) Diluted earnings per share	0.16	0.68

Company Legal Representative:	Person-in-charge of accounting:	Head of Accounting Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

Income statement of the Parent Company
January-September 2007

Prepared by: Aluminium Corporation of China Limited

Unit: RMB Unaudited

Amount from
			Amount from	the beginning
			the beginning	of last year to
			of the year to	the end of
		Amount for	the end of	the last
	Amount for	the previous	reporting period	reporting period
	the period	period	(January-	(January-
Items	(July-September)	(July-September)	September)	September)

1.	Turnover	11,296,109,624.45	31,852,252,351.31
Less:	Cost of goods sold	8,311,904,626.25	21,440,129,514.12
	Business tax
	and surcharge	102,052,862.98	286,803,162.58
	Selling expenses	190,322,728.60	499,745,055.08
	Administrative
	expenses	413,589,056.45	1,001,903,485.07
	Finance expenses	64,175,701.11	176,117,337.22
	Impairment loss	-1,563,628.15	-535,459.87
Add:	Gain from change
	in fair value
	(loss is represented
	by "-")
	Gain from investment
	(loss is represented
	by "-")	249,976,148.21	448,491,408.38
Including:	(Gains from investment
	in associates and
	joint ventures	248,350,587.56	445,596,922.99

II.	Operating profit
	(loss is represented by "-")	2,465,604,425.42	8,896,580,665.49
Add:	Non-operating income	1,652,834.22	4,251,037.58
Less:	Non-operating expenses	46,488,468.80	58,690,936.96
Including:	Loss from disposal of
	non-current assets	33,140,879.93	36,006,128.39
III.	Total profit
	(loss is represented by "-")	2,420,768,790.84	8,842,140,766.11
Less:	Income tax	606,010,992.24	1,950,764,381.15
IV.	Net profit
	(loss is represented by "-")	1,814,757,798.60	6,891,376,384.96

Company Legal Representative:	Person-in-charge of accounting:	Head of Accounting Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

Consolidated Cash Flow Statement
January-September 2007

Prepared by: Aluminium Corporation of China Limited

Unit: RMB Unaudited

Amount from
	Amount from	the beginning
	the beginning	of last year to
	of the year to	the end of
	the end of	the last
	reporting period	reporting period
	(January-	(January-
Items	September)	September)

1.	Cash flow from operating activities:
	Cash received from sale of
	goods and provision of services	66,549,727,058.77
	Net increase in customer and
	interbank deposits
	Net increase in borrowings
	from PBOC
	Net increase in borrowings from
	other financial institutions
	Cash received from premiums under
	original insurance contract
	Net cash received from
	reinsurance business
	Net increase in deposits of
	policy holders and investment
	Net increase in disposal of
	trading financial assets
	Cash received from interest,
	fees and commissions
	Net increase in borrowings
	Net increase in income from
	repurchase business
	Tax rebates
	Other cash received from
	activities related to operation	5,569,049.48
	Sub-total of cash inflow from
	operating activities	66,555,296,108.25
	Cash paid for goods purchased and
	service rendered	47,279,949,406.92
	Net increase in customer loans
	and advances
	Net increase in deposit in
	PBOC and interbank deposits
	Cash paid for compensation payments
	under original insurance contract
	Cash paid for interest, fee
	and commission
	Cash paid for insurance policy dividend
	Cash paid to and on
	behalf of employee	2,616,576,367.79
	Taxes payments	8,036,522,811.21
	Other cash paid for activities
	related to operation	773,588,564.55
	Sub-total of Cash outflow from
	operating activities	58,706,637,150.47
	Net cash flow from operating activities	7,848,658,957.78
2.	Cash flow from investment activities:
	Cash received from investment	2,849,135,012.76
	Cash received from gains in investment	87,779,294.14
	Net cash received from disposal of
	fixed assets, intangible assets and
	other long term assets	144,782,887.97
	Net cash received from disposal of
	subsidiaries and other
	operating entities
	Other cash received from activities
	related to investment	453,764,696.98
	Sub-total of cash inflow from
	investment activities	3,535,461,891.85
	Cash paid for purchase of fixed assets,
	intangible assets and
	other long term assets	6,173,417,872.57
	Cash paid for investment	65,882,237.16
	Net increase in pledged loans
	Net cash paid for acquiring subsidiaries
	and other operating entities
	Other cash paid for activities
	related to investment
	Sub-total of cash outflow from
	investment activities	6,239,300,109.73
	Net cash flow from
	investment activities	-2,703,838,217.88
3.	Cash flow from financing activities:
	Proceeds received from investments
	Including: Proceeds received by
	subsidiaries from minority
	shareholders' investment
	Cash received from borrowings	3,313,357,397.42
	Cash received from issuing bonds	4,966,500,000.00
	Other cash received from
	financing-related activities	7,567,968.24
	Sub-total of cash inflow from
	financing activities	8,287,425,365.66
	Cash paid for repayment	7,024,185,884.00
	Cash paid for dividend and
	profit distribution or
	interest repayment	2,649,055,715.94
	Including: Dividend and profit
	paid by subsidiaries to
	minority shareholders	225,896,960.11
	Other cash paid for
	financing-related activities
	Sub-total of cash outflow from
	financing activities	9,673,241,599.94
	Net cash flow from
	financing activities	-1,385,816,234.28
4.	Impast of fluctuations in
	exchange rates on cash
	and cash equivalents
5.	Net increase in cash and
	cash equivalents	3,759,004,505.62
	Add: Balance of cash and
	cash equivalents at the
	beginning of the period	9,802,775,324.65
6.	Balance of cash and cash equivalents
	at the end of the period	13,561,779,830.27

Company Legal Representative:	Person-in-charge of accounting:	Head of Accounting Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

Cash Flow Statement of the Parent Company
January-September 2007

Prepared by: Aluminium Corporation of China Limited

Unit: RMB Unaudited

Amount from
	Amount from	the beginning of
	the beginning	last year to
	of the year to	the end of
	the end of	the last
	reporting period	reporting period
	(January-	(January-
Items	September)	September)

1.	Cash flow from operating acitivities:
	Cash received from sale of
	goods and provision of services	36,872,608,570.20
	Tax rebates
	Other cash received from
	activities related to operation	3,487,395.00
	Sub-total of cash inflow from
	operating activities	36,876,095,965.20
	Cash paid for goods purchased and
	service rendered	21,914,887,481.77
	Cash paid to or paid for employee	2,673,352,397.23
	Taxes paid	6,068,362,036.12
	Other cash paid for activities
	related to operation	952,032,837.25
	Cash outflow from operating activities	31,608,634,752.37
	Net cash flow from operating activities	5,267,461,212.83
2.	Cash flow from investment activities:
	Cash received from investment	2,850,000,000.00
	Cash received from return on investment	337,327,219.73
	Net cash received from disposal of
	fixed assets, intangible assets and
	other long term assets	89,839,055.31
	Net cash received from disposal of
	subsidiaries and other operating entities
	Other cash received from activities
	related to investment	528,331,933.02
	Sub-total of cash inflow from
	investment activities	3,805,498,208.06
	Cash paid for purchase of
	fixed assets, intangible assets and
	other long term assets	4,115,553,000.58
	Cash paid for investment	715,604,924.32
	Net cash paid for acquiring
	subsidiaries and other operating entities
	Other cash paid for activities
	related to investment	170,000,000.00
	Sub-total of cash outflow from
	investment activities	5,001,157,924.90
	Net cash flow from investment activities	-1,195,659,716.84
3.	Cash flow from financing activities:
	Proceeds received from financing activities
	Cash received from borrowings	1,194,600,000.00
	Other cash received from
	financing-related activities	4,974,070,000.00
	Sub-total of cash inflow from
	financing activities	6,168,670,000.00
	Cash paid for repayment	4,849,594,678.00
	Cash paid for dividend and
	profit distribution or interest repayment	1,956,570,776.44
	Other cash paid for
	financing-related activities
	Sub-total of cash outflow from
	financing activities	6,806,165,454.44
	Net cash flow from financing activities	-637,495,454.44
4.	Impact of fluctuations in exchange
	rates on cash and cash equivalents
5.	Net increase in cash and
	cash equivalents	3,434,306,041.55
	Add: Balance of cash and cash
	equivalents at the beginning
	of the period	6,982,830,776.88
6.	Balance of cash and cash equivalents
	at the end of the period	10,417,136,818.43

Company Legal Representative:	Person-in-charge of accounting:	Head of Accounting Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors of
Aluminum Corporation of China Limited

29 October 2007

As at the date of this announcement, the members of the Board comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary